SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

BUSINESS OBJECTS S.A.

(Name of Issuer)

American depositary shares, each representing one ordinary share

(Title of Class of Securities)

12328X107

(CUSIP Number)

William L. Hudson

New SAC

c/o Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

(831) 438-6550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12328X107	13D	Page 2 of 11

1.	Name or Reporting Person: New SAC I.R.S. Identification Nos. of above person (entities only): Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds*: OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 15,887,329 8. Shared Voting Power -0- 9. Sole Dispositive Power 15,887,329 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,887,329
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11): 17.60%
14.	Type of Reporting Person CO

CUSIP No. 12328X107	13D	Page 3 of 11

1.	Name or Reporting Person: CB Cayman I.R.S. Identification Nos. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person CO

CUSIP No. 12328X107	13D	Page 4 of 11

1.

Name or Reporting Person: Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P.,

              Silver Lake Partners Cayman L.P. and Silver Lake (Offshore) AIV GP Ltd.

              (the “SLP Affiliates”)

I.R.S. Identification Nos. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds*: OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 15,887,329(1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 15,887,329(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,887,329(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒
13.	Percent of Class Represented by Amount in Row (11): 17.60%
14.	Type of Reporting Person CO, PN

(1) All shares held by New SAC. As stockholders of approximately 31.81% of the outstanding ordinary shares of New SAC as of July 31, 2004, the SLP Affiliates may be deemed to share voting and/or dispositive power over shares held by New SAC. However, each of the SLP Affiliates disclaims beneficial ownership of such shares. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin and Integral Capital Partners SLP LLC. Each of the persons and entities identified above disclaims beneficial ownership of shares held by New SAC except to the extent of any pecuniary interest therein. Excludes 20,194 shares issued in connection with director compensation that may be deemed to be indirectly beneficially owned by David J. Roux, a member of Issuer’s board of directors. Under Mr. Roux’s arrangements with respect to director compensation, the 20,194 shares were assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C., an affiliate of Mr. Roux. Also excludes 15,000 shares issuable upon exercise of warrants within 60 days of the date hereof issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Roux. Under Mr. Roux’s arrangements with respect to director compensation, the shares issuable upon exercise of these warrants are also expected to be assigned by Mr. Roux to, and issued in the name of, Silver Lake Technology Management, L.L.C.

CUSIP No. 12328X107	13D	Page 5 of 11

1.	Name or Reporting Person: TPG SAC Advisors III Corp. I.R.S. Identification Nos. of above person (entities only): Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds*: OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 15,887,329(1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 15,887,329(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,887,329(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11): 17.60%
14.	Type of Reporting Person CO, PN

(1) All shares held by New SAC. TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which owns approximately 22.09% of the outstanding ordinary shares of New SAC as of July 31, 2004. TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. The shareholders of TPG SAC Advisors III Corp. may be deemed to share voting and/or dispositive power with respect to 15,887,329 shares of Issuer held by New SAC. However, each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares.

CUSIP No. 12328X107	13D	Page 6 of 11

1.

Name or Reporting Person: August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital

              Strategic Partners III, L.P., August Capital Associates III, L.P. and August Capital

              Management III, L.L.C. (collectively, the “August Entities”), and

              David F. Marquardt, John R. Johnston and Andrew S. Rappaport (collectively,

              the “August Individuals”).

I.R.S. Identification Nos. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds*: OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware as to August Entities; U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 15,887,329(1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 15,887,329(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,887,329(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11): 17.60%
14.	Type of Reporting Person PN, OO, IN

(1) All shares held by New SAC. As stockholders of approximately 11.40% of the outstanding ordinary shares of New SAC as of July 31, 2004, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting and/or dispositive power over shares held by New SAC. However, the August Entities and August Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 7 of 11

This Amendment No. 1 amends Item 2 and amends and and restates Item 5 of the statement on Schedule 13D filed on December 19, 2003 (as amended, the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by replacing Schedules B and C with Schedules B and C attached hereto and by replacing the third paragraph of Item 2 with the following:

Each of Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Partners Cayman L.P. is an exempted limited partnership under the laws of the Cayman Islands. Silver Lake (Offshore) AIV GP Ltd. is an exempted limited company under the laws of the Cayman Islands. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P., an exempted limited partnership under the laws of the Cayman Islands. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin and Integral Capital Partners SLP LLC, a Delaware limited liability company. Each of the SLP Affiliates and Silver Lake Technology Associates Cayman, L.P. has the principal business of investing in securities and a principal office of 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. Set forth on Schedule B hereto is the (i) name, (ii) business address, (iii) principal occupation or employment and (iv) citizenship of each of the executive officers and directors of Silver Lake (Offshore) AIV GP Ltd. As of December 9, 2003, the SLP Affiliates are stockholders of approximately 31.8% of the outstanding ordinary shares of New SAC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The response to Items 2, 3, 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference with respect to the number and percentage of Business Objects Shares to which such Reporting Person and the other entities or persons identified in Item 2 may be deemed to have shared or sole voting or dispositive power or to beneficially own. By virtue of the relationships described in Item 2, each of the Reporting Persons and the other entities or persons identified in Item 2 may be deemed to share indirect beneficial ownership of the Business Objects Shares directly owned by New SAC and CB Cayman, but each Reporting Person (other than New SAC and CB Cayman) and each other entity or person identified in Item 2 hereof hereby disclaims any such beneficial ownership.

As of the date hereof, New SAC beneficially owned in the aggregate 15,887,329 Business Objects Shares, representing approximately 17.60% of the outstanding Business Objects Shares.

All percentages set forth on the cover page of this Schedule 13D and in this Item 5 are calculated based upon information provided in the Issuer’s Quarterly Report on Form 10-Q that as of March 31, 2004 there were 90,252,558 Business Objects Shares issued and outstanding.

(c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, without independent verification, none of the other entities or persons identified in Item 2 hereof has effected any transaction during the past 60 days in any Business Objects Shares except for the following sale transactions as set forth below:

Seller	Date of Transaction	Number of Shares	Net Sale Price per Share*	Transaction Effected Through
CB Cayman	August 2, 2004	1,081,866	$20.27	Goldman, Sachs & Co.
New SAC	August 2, 2004	4,668,134	$20.27	Goldman, Sachs & Co.

*	All transactions were effected in U.S. dollars.

CUSIP No. 12328X107	13D	Page 8 of 11

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Business Objects Shares beneficially owned by the Reporting Persons.

(e) Not applicable with respect to any Reporting Persons other than CB Cayman, which ceased to beneficially own any Business Objects Shares as of August 2, 2004.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2004

NEW SAC

By:	/s/ WILLIAM L. HUDSON
Name:	William L. Hudson
Title:	Executive Vice President, General Counsel & Corporate Secretary

CB CAYMAN

By:	/s/ WILLIAM L. HUDSON
Name:	William L. Hudson
Title:	Executive Vice President, General Counsel & Corporate Secretary

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN K. AUSTIN
Name:	Alan K. Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN K. AUSTIN
Name:	Alan K. Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN K. AUSTIN
Name:	Alan K. Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ ALAN K. AUSTIN
Name:	Alan K. Austin
Title:	Director

TPG SAC ADVISORS III CORP.

By:	/s/ RICHARD A. EKLEBERRY
Name:	Richard A. Ekleberry
Title:	Vice President

August Entities:

August Capital III, L.P.

August Capital Strategic Partners III, L.P.

August Capital III Founders Fund, L.P.

August Capital Management III, L.L.C.

August Capital Associates III, L.P.

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed entities

August Individuals:

John R. Johnston

David F. Marquardt

Andrew S. Rappaport

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed individuals

Schedule B

Directors and Executive Officers of Silver Lake (Offshore) AIV GP Ltd.

Name	Business Address	Office Held	Principal Occupation or Employment
Alan K. Austin	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
James A. Davidson	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
Glenn H. Hutchins	c/o Silver Lake Partners 320 Park Avenue, 33rd Floor New York, New York 10022	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
David J. Roux	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
Roger McNamee as designee of Integral Capital Partners SLP LLC	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
Kenneth Y. Hao	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of the advisor to Silver Lake Partners, L.P. and its affiliates
Hollie Moore	c/o Silver Lake Partners 320 Park Avenue, 33rd Floor New York, New York 10022	Director	Director of Silver Lake Partners, L.P. and its affiliates

Each person listed above is a citizen of the United States of America.

Schedule C

Directors and Executive Officers of TPG SAC Advisors III Corp.

Name	Business Address	Office Held and Principal Occupation or Employment
David Bonderman	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Director and President

James G. Coulter	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Vice President

William S. Price	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Vice President

John Marren	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Vice President

Justin Chang	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Vice President

James O’Brien	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President and Treasurer

Richard A. Ekleberry	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President and Secretary

Eugene Frantz	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Vice President

Jonathan Levinson	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Vice President

Linda Rogenski	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Assistant Secretary

Each person listed above is a citizen of the United States of America.